Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium
T +32 16 27 61 11
F +32 16 50 61 11
www.ab-inbev.com

AB InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By courier

Leuven, 28 November 2008

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

PRESS RELEASE

AB InBev

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure Made According to the Requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notification that it has received.

1. Date :

Notification on 27 November 2008

2.Notification by (persons acting in concert) :

EPS SA under Luxembourg law	Rue Guillaume Kroll 5 - L-1882 Luxembourg
Mr Jorge Paulo Lemann	
Mr Carlos Alberto da Veiga Sicupira	
Mr Marcel Herrmann Telles	
BRC SARL under Luxemburg law	Avenue de la Liberté 13-15 - L-1932 Luxembourg
Stichting InBev (stichting administratiekantoor under Dutch law)	Hofplein 20 - NL- 3022 AC Rotterdam
Anheuser-Busch InBev SA	Grand Place 1 - B-1000 Bruxelles
Rayvax Société d'Investissements SA	Square Vergote 19 - B-1200 Bruxelles
Fonds InBev Baillet-Latour SPRL with social purpose	Grand Place 1 - B-1000 Bruxelles
Fonds Président Verhelst SPRL with social purpose	Brouwerijplein 1 - B-3000 Leuven

3. Denominator : 616.318.297 shares

4. Voting rights and assimilated financial instruments

4.1. Decertification of Anheuser-Busch InBev shares on 21 November 2008

	Before the transaction	After the transaction			
	# voting rights	# voting rights		% voting rights	
Holders of voting rights		Linked to shares	**Not linked** to shares	Linked to shares	**Not linked** to shares
EPS	49.478.020	129.478.020	0	21,01%	0,00%
Jorge Paulo Lemmann + controlled entities	0	0	0	0,00%	0,00%
Carlos Alberto da Veiga Sicupira + controlled entities	0	0	0	0,00%	0,00%
Marcel Herrmann Telles + controlled entities	0	0	0	0,00%	0,00%
BRC	3.170.497	3.170.497	0	0,51%	0,00%
Stichting InBev	321.712.000	241.712.000	0	39,22%	0,00%
Anheuser-Busch InBev	11.815.726	11.815.726	0	1.92%	0,00%
Brandbrew	8.747.277	8.747.277	0	1,42%	0,00%
Sub total	394.923.520	394.923.520	0	64,08%	0,00%
Rayvax Société d'Investissements	8.584.000	8.584.000	0	1,39%	0,00%
Sébastien Holding	302.990	302.990	0	0,05%	0,00%
Sub total	8.886.990	8.886.990	0	1,44%	0,00%
Fonds InBev Baillet-Latour	3.370.800	3.370.800	0	0,55%	0,00%
Fonds Président Verhelst	4.494.000	4.494.000	0	0,73%	0,00%
	TOTAL	**411.675.310**	**0**	**66,80%**	**0,00%**

4.2. Sale of Anheuser-Busch InBev shares on 24 November 2008

	Before the transaction	After the transaction			
	# voting rights	# voting rights		% voting rights	
Holders of voting rights		Linked to shares	**Not linked** to shares	Linked to shares	**Not linked** to shares
EPS	129.478.020	22.956.704	0	3,72%	0,00%
Jorge Paulo Lemmann + controlled entities	0	0	0	0,00%	0,00%
Carlos Alberto da Veiga Sicupira + controlled entities	0	0	0	0,00%	0,00%
Marcel Herrmann Telles + controlled entities	0	0	0	0,00%	0,00%
BRC	3.170.497	2.810.200	0	0,46%	0,00%
Stichting InBev	241.712.000	241.712.000	0	39,22%	0,00%
Anheuser-Busch InBev	11.815.726	11.815.726	0	1,92%	0,00%
Brandbrew	8.747.277	8.747.277	0	1,42%	0,00%
Sub total	394.923.520	288.041.907	0	46,74%	0,00%
Rayvax Société d'Investissements	8.584.000	10	0	0,00%	0,00%
Sébastien Holding	302.990	10	0	0,00%	0,00%
Sub total	8.886.990	20	0	0,00%	0,00%
Fonds InBev Baillet-Latour	3.370.800	92.135	0	0,01%	0,00%
Fonds Président Verhelst	4.494.000	0	0	0,00%	0,00%
	TOTAL	**288.134.062**	**0**	**46,75%**	**0,00%**

5. Chain of controlled entities through which the shareholding is effectively owned :

Agreement of concert and shareholding structure of InBev :

1) EPS, Rayvax Société d'Investissements, BRC are bound by a shareholders' agreement organizing the joint control of Stichting InBev by EPS & BRC and organizing a concert with Rayvax.

2) Anheuser-Busch InBev and its subsidiary Brandbrew are controlled by Stichting InBev, which is jointly controlled by EPS & BRC.
3) Fonds InBev Baillet-Latour & Fonds Président Verhelst have also signed an agreement to act in concert with Stichting InBev.
4) EPS is not controlled.
5) The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inbev.com
6) Sébastien Holding is controlled by Rayvax Société d'Investissements.

6. Additional information :

1) Certificates issued by Stichting InBev (administratiekantoor): before the transaction described in 10, EPS owned 180.000.000 certificates which entitle it to 180.000.000 Anheuser-Busch InBev shares. BRC owned 141.700.000 certificates which entitle it to 141.700.000 Anheuser-Busch InBev shares. Although these certificates correspond to the definition of assimilated financial instruments, they have not been included since they would have been added to the Anheuser-Busch InBev shares owned by EPS & BRC, which would have resulted in counting twice the same voting rights of EPS & BRC.
2) In the framework of the capital increase, Stichting InBev has decertified 80.000.000 Anheuser-Busch InBev shares in favor of EPS. EPS has consequently sold these 80.000.000 shares ex-rights as well as 26.521.316 additional Anheuser-Busch InBev ex-rights shares that it owned, in the framework of a Share placing agreement. It should be noted that the proceeds of this sale, added to an amount of 1.117.500.000 € will be used to subscribe to new shares issued by Anheuser-Busch InBev as a result of the capital increase. BRC will use the proceeds of the sale of 360.297 shares entirely for the subscription of shares issued by Anheuser-Busch InBev as a result of the capital increase. Rayvax Société d'Investissements and Sébastien Holding, on the one hand, and Fonds InBev Baillet-Latour and Président Verhelst, on the other hand, have sold their shares ex-rights in the same Share placing with a view to use the

proceeds of this sale to subscribe to new shares issued as a result of the capital increase. Fonds InBev Baillet Latour will subscribe to new shares for an additional 2.000.000 €. Fonds Président Verhelst will subscribe to new shares for an additional 1.000.000 €.

3) The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. It should be noted that none of these entities directly holds Anheuser-Busch InBev shares. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inBev.com
4) Rayvax Société d'Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.
5) Anheuser-Busch InBev makes the notification on behalf of Brandbrew, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev's bylaws, should be sent to benoit.loore@inbev.com

This notification will be posted on www.ab-inBev.com.

PRESS RELEASE

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a pro-forma basis for 2007, the combined company would have generated revenues of 26.4 billion euro. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

RECEIVED
2008 DEC -5 A 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

AB InBev

Brussels, 28 November 2008 - 1 / 3

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notification that it has received.

1. Date: Notification of 25 November 2008

2. Notification by (person that notifies alone):

Capital Research and Management Cy	333 South Hope Street, Los Angeles, California, 90071-1406, USA

3. Denominator : 616.318.297 shares

PRESS RELEASE

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction			
	# voting rights	# voting rights		% voting rights	
Holders of voting rights		Linked to shares	**Not linked** to shares	Linked to shares	**Not linked** to shares
Capital Research & Management cy	18.910.787	31.895.949	0	5,18%	0,00%
	TOTAL	**31.895.949**	**0**	**5,18%**	**0,00%**

5. Chain of controlled entities through which the shareholding is effectively owned:

The Capital Group Companies Inc. (parent undertaking) refers to its notification filed with the BFIC on 30 October 2008 (exemption set forth in article 21, § 2 and 28 of the Royal Decree of 14.02.2008).

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or InBev's bylaws, should be sent to benoit.loore@inbev.com

This notification will be posted on www.ab-inBev.com.

PRESS RELEASE

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a pro-forma basis for 2007, the combined company would have generated revenues of 26.4 billion euro. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notification that it has received.

1. Date : Notification of 27 November 2008

2. Notification by (person that notifies alone) :

FMR LLC	82 Devonshire Street, Boston, Massachusetts 02109, USA

3. Denominator : 616.318.297 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction			
	# voting rights	# voting rights		% voting rights	
Holders of voting rights		Linked to shares	**Not linked** to shares	Linked to shares	**Not linked** to shares
FMR LLC	0	23.196.259	0	3,76%	0,00%

PRESS RELEASE

Brussels, 28 November 2008 - 2 / 2

	TOTAL	**23.196.259**	**0**	**3,76%**	**0,00%**

5. Chain of controlled entities through which the shareholding is effectively owned :

The holdings may be held by direct or indirect subsidiaries of FMR LLC.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or InBev's bylaws, should be sent to benoit.loore@inbev.com

This notification will be posted on www.ab-inBev.com/investors.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a pro-forma basis for 2007, the combined company would have generated revenues of 26.4 billion euro. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

END